Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 866.974.7329

June 28, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray
Matthew Derby
Claire DeLabar
Robert Littlepage

Re:	OneStream, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-l
Submitted June 4, 2024
CIK No. 0001889956

Ladies and Gentlemen:

On behalf of our client, OneStream, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 18, 2024, relating to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S‑1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting via EDGAR this letter and filing a Form S-1 (the “Form S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings below (which are references to the Registration Statement submitted on June 4, 2024), all page references herein correspond to the pages of the Form S-1.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 4, 2024

Market, Industry and Other Data, page 73

1.
We note your disclosure that “This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, which are based on various third-party sources, industry publications and reports, including International Data Corporation’s Semiannual Software Tracker (November 2023), as well as our own internal information.” In instances where you reference data derived from any third-party sources, be sure to note as such immediately after. Additionally, to the extent any data relates to publications, surveys or reports commissioned by you for use in connection with this registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement or tell us why you believe you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 77 and 143. In addition, the Company advises the Staff that it has not commissioned any publications, surveys or reports by third-parties for use in connection with the Form S-1.

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U.S. Securities and Exchange Commission

June 28, 2024

Unaudited Pro Forma Consolidated Financial Statements, page 87

2.
Please fully disclose the redemption rights of the holders of the LLC Units in the notes to the pro forma information and elsewhere, as applicable, and advise us. Also, explain to us your rationale for classifying the non-controlling interest within permanent equity. In this regard, we note “KKR will be able to control virtually all matters requiring stockholder approval and will have the ability to elect all of the members of our board of directors and thereby significantly control our policies and operations.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 65, 88 and 97. The Company advises the Staff that the redemption rights of the Continuing Members, including KKR, also continue to be disclosed elsewhere in the Form S-1, including on pages 13, 23, 69, 80, 183 and 204.

The Company has concluded that the LLC Units held by KKR and the other Continuing Members should be classified as non-controlling interests within permanent equity pursuant to ASC 480-10-S99. The LLC Units are not redeemable at a fixed or determinable price on a fixed or determinable date and the holders do not have the right to control any decision that would result in the redemption of their LLC Units by OneStream Software LLC for cash. Moreover, the funds used to redeem for cash would only be available from the proceeds of a new permanent equity-classified issuance in an equity offering by the Company, and not from available cash on hand or through the establishment of a new liability.

In this respect, the Company advises the Staff that the amended and restated operating agreement of OneStream Software LLC, to be filed as an exhibit with an amendment to the Form S-1, will include the provisions summarized below:

•
Any election by the Company to settle a redemption of LLC Units in cash instead of shares must be approved by a majority of the Company’s board of directors who are disinterested, as determined by OneStream, Inc.’s board of directors in accordance with the General Corporation Law of the State of Delaware, which must exclude any director who is (i) the beneficial owner of the LLC Units to be redeemed; (ii) affiliated with the beneficial owner of such LLC Units; or (iii) serving on the Company’s board of directors as a nominee of the beneficial owner of such LLC Units or its affiliates (the “Disinterested Majority”).
•
The Company (acting through the Disinterested Majority) may elect to settle a redemption of LLC Units in cash only to the extent that the Company has cash available to pay the cash settlement amount, which cash must be received from an equity offering authorized by the Disinterested Majority and consummated by the Company on or before the redemption date for the purpose of satisfying such cash settlement. The inclusion of this provision means that there will be no other source of funds available to redeem LLC Units for cash other than the cash proceeds from a new permanent equity-classified issuance in an equity offering by the Company. If for any reason the Company is unable to complete the equity offering by the redemption date, then the applicable redemption shall instead be settled in shares, notwithstanding that the Company (acting through the Disinterested Majority) may have initially elected a cash settlement of such redemption.
•
If the net proceeds from an applicable equity offering exceeds the amount of cash required to be paid in a cash settlement, the Company will retain the excess and treat it in the same manner as any other excess cash that may be held by the Company from time to time.

These provisions may not be amended without the approval of the Disinterested Majority.

U.S. Securities and Exchange Commission

June 28, 2024

Further, the Company’s amended and restated certificate of incorporation, which will likewise be filed as an exhibit with an amendment to the Form S-1, will provide that KKR’s quorum rights do not apply to meetings of the Disinterested Majority to the extent that directors nominated by KKR are interested directors for purposes of any redemption to be considered by the Disinterested Majority. This provision may not be amended without the approval of the Disinterested Majority.

Based on the foregoing, the Company respectfully submits that it is appropriate to classify the LLC Units as non-controlling interests within permanent equity.

* * *

Please direct any questions regarding the Company’s responses or the Form S-1 to me at (206) 883-2563 or vnilsson@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Victor Nilsson
Victor Nilsson

cc:	Thomas Shea, OneStream, Inc.
Holly Koczot, OneStream, Inc.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.
Tad J. Freese, Latham & Watkins LLP
Sarah B. Axtell, Latham & Watkins LLP